

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
<u>Mail Stop 3010</u>

March 30, 2010

Oliver Xing
Chief Executive Officer
Ontario Solar Energy Corporation
255 Duncan Mill Road, Suite 203
Toronto, Ontario
Canada M3B 3H9

> **Re:** **Ontario Solar Energy Corporation**
> **Registration Statement on Form F-1**
> **Filed March 3, 2010**
> **File No. 333-165163**

Dear Mr. Xing:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with copies of the relevant portions of any study, report or book that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file

consents for the parties providing this data as exhibits to the registration statement. For example only, we note the following statements:

- "According to the Edison Electric Institute, the electric power industry in the U.S. is over . . . ," page 13;

- "According to the U.S. Department of Energy (DOE), electricity is generated . . . ," page 13;

- "According to SolarBuzz, a research and consulting firm, the global power market . . . ," page 14;

- "According to PV News, California and New Jersey account for approximately 90% of the U.S. resident market," page 17; and

- "According to DSIRE (the Database of State Incentives for Renewable Energy) at least 18 other states also have incentive programs," page 17.

3.   We note from your registration fee table and the cover page of your prospectus that your selling shareholders will sell their shares for $0.25 per share. Elsewhere in the document, however, you state that your selling shareholders will sell their shares for $0.10 per share. Please revise throughout for consistency.

4.   We note that you are registering the resale of approximately 35% of your outstanding stock and over 70% of the total number of shares held by non-affiliates. In addition, we note that the selling shareholders have held their shares for less than six months. Please provide us with a detailed legal analysis of why this is a valid secondary offering and not an offering by or on behalf of the issuer.

5.   Note 3 to your financial statements indicates that from October 2009 through December 2009, you agreed to issue 11,541,666 shares of common stock, but that as of December 31, 2009, those shares had not yet been issued. Disclosure on page 23 of the prospectus states that 11,541,666 common shares were outstanding as of December 31, 2009. Please reconcile these two statements. Please note that generally it is not appropriate to register for resale shares that are not currently issued and outstanding. Also note our related comment on the notes to the financial statements.

6.   The prospectus contains jargon and technical terms that make it difficult for investors who are not familiar with your business to understand the products and services that you offer. For example, you use many technical terms in your Business section when discussing solar energy. Please revise your document and replace technical jargon with plain English descriptions so that an ordinary, reasonable investor can better understand

your disclosure. Instead of using industry jargon, explain these concepts in concrete, everyday language. If you must use industry terms, please explain the meaning of the terms the first time they are used.

Prospectus Cover Page

7.   Please tell us whether you intend to use this prospectus to make offers prior to the effective date of the registration statement. If so, please revise to include the "Subject to Completion" legend required by Item 501(b)(10) of Regulation S-K.

Risk Factors, page 5

8.   Please revise to include a discussion of the material risks related to your proposed business of providing consulting services related to solar energy. In addition, please discuss the risks associated with the fact that your sole officer, director and employee has no business experience with solar energy consulting. Refer to Item 503(c) of Regulation S-K for guidance.

9.   We note your disclosure on page 25, which states that you do not have any policies or procedures for the review, approval or ratification of related party transactions. Please include a risk factor that discusses the potential effect of this risk on your business and operations.

"1. Because our auditors have issued a going concern opinion . . . ,"

10.   In this risk factor subheading and the accompanying disclosure, you state that you need to complete this offering to commence operations. We note, however, that you will not receive any proceeds from this offering. Please expand this risk factor to describe why you need to complete this offering in order to commence your operations or revise to remove the reference to this offering.

"4. Because we only have one officer and director who has no formal training in financial accounting. . . ," page 6

11.   The last sentence of this risk factor contains language that serves to mitigate the risk you are describing. Mitigating language generally is not appropriate in the risk factors section. Please revise to remove this statement.

"9. Since we are a Canadian company and most of our . . . ," page 7

12.   We note your reference to "a majority of the members of . . . and experts." Please make clear that you have only one officer and board member. Additionally, it appears that the experts referenced in the registration statement are either in Canada or U.S. Make clear

the countries where persons or entities are located and where prospective investors are at risk. Discuss whether actions are allowed to be brought by non-residents.

Management's Discussion and Analysis or Plan of Operations, page 10

13.   We note the statements in this section that you have started limited operations. This differs from other statements in your prospectus that you have <u>not</u> commenced operations. Please revise for consistency throughout your prospectus.

14.   We note your statement that you intend to finance operating costs from "loans from director," among other things. Please revise to reconcile this disclosure with the statement on page 5 that your officer and director will not loan any additional money to you.

15.   Please revise to include detailed discussion of the arrangements discussed in note 5 to the financial statements on page F-9. Include the names of the related party entities, a description of these businesses and state how they are related to your business.

Plan of Operation, page 10

16.   For each milestone, discuss in detail how you arrived at the timeline included. Discuss, for example the following:

- The basis for determining that you can acquire equipment in 30 days, including discussing what equipment you expect to be needed;

- The timeline for website development, including whether you have detailed your website needs and schematic;

- The basis for determining that you can attend all needed solar energy conferences and get your marketing materials published, mailed and responded to in 90 days; and

- The basis for determining that within 90 days after the initial launch of your marketing program, you will begin generating fees, including whether you believe that it is not necessary to have a period where you submit proposals to relevant businesses.

17.   We note that you have included milestones for the 90 days following completion of this offering. Please also describe your plan of operations for the remainder of your fiscal year. Describe the sources of funding you expect to use to achieve your business plan. Refer to Item 4(B) of Form 20-F and Item 101(a)(2) of Regulation S-K.

18.   The first paragraph under this heading states that you "have raised the minimum amount in this offering" and the second paragraph refers to completion of your "public offering." These references appear to be in error since the registration statement covers only the resale of your common stock by selling stockholders. Please revise to remove these references or clarify their relevance.

19.   We note that you intend to primarily use contacts provided by your president in establishing your business. We further note, however, that it does not appear that your president, Mr. Xing, has prior experience in the solar energy industry. Therefore, please explain how you intend to create a client base in the industry in which you intend to conduct your business.

20.   Refer to the second full paragraph on page 11. Please revise to clarify why you do not expect clients to use your advisory services until the website is fully operational.

Liquidity and capital resources, page 12

21.   Please revise to provide a description of your internal and external sources of liquidity and a brief discussion of any material unused sources of liquidity. In addition, considering that your auditors have expressed substantial doubt about your ability to continue as a going concern, please discuss how you propose to provide the additional working capital needed to commence and continue your operations. Please refer to Item 5(B) of Form 20-F.

Business, page 13

22.   We note that throughout this section, you include projections and estimations that do not appear to be supported by independent third party material. For example only, we note the following statements:

- "We believe escalating fuel costs, environmental concerns and energy security make it likely that the demand for solar power systems will continue to grow," page 16;

- "[T]he federal government will provide grants equal to 30% of the cost of commercial solar power systems placed into service in 2009 and 2010 . . . ," page 16;

- "It is expected that China will surpass the United States in greenhouse gases emissions by 2010," page 18;

- "The expansion of China's power plans alone is estimated to include over 500 new coal-fired power plants by 2010," page 18; and

- "We estimate that the total clean energy market in which we participate is valued at $7.4 billion annually," page 18.

    Please provide independent third party support for such statements or tell us the basis for management's belief.

23. We note that you are a Canadian company, but in your Business section, much of the information provided discusses the U.S. Please clarify the principal markets in which you intend to conduct your business. Furthermore, to the extent you plan to conduct your business in multiple markets, please separately discuss the competitive conditions of each market.

Our Strategy, page 18

24. We note that you have included information about the solar power industry; however, it is difficult to understand what your proposed consulting business entails. For example, on page 18, you state that you will "focus on issues such as skills assessment, clarifying goals and identifying targets, adapting to a specific corporate culture, effectively communicating with employees, reducing and eliminating personality conflict with the organization, and time management." It is not clear how these proposed issues relate to the solar energy industry. Please significantly expand your disclosure to describe your business and services that you intend to provide.

25. Please discuss in detail the various advisory services you will provide that you reference in the first paragraph under this heading. Discuss in detail the "experience in general business skills" of Mr. Xing.

26. Discuss how your business expects to meet the needs facing solar power companies. For example, discuss the challenges mentioned under "Challenges Facing the Solar Power Industry."

27. Please make clear the countries where you intend to operate. We note, for example, your reference to market data for China under "Challenges Facing the Solar Power Industry." If you intend to operate in China, you should describe the industry in China and discuss the challenges, competition and market opportunity for your business in China.

Target Market, page 18

28. Please refer to the second paragraph on page 19, which states that you are "ideally placed with an integrated portfolio of technology, solutions and services," and that "you have developed a portfolio which is attracting considerable interest from international customers." These statements are not consistent with your disclosure elsewhere that you are a start-up company with no contracts, clients or revenues and that you have not yet commenced operations. Please revise to remove these statements.

Government Regulations, page 19

29. Please make clear whether the regulations in various countries that affect the industry you intend to consult may affect your business. You should discuss all government regulations that materially affect your business. Your discussion should also include all governments or regulatory bodies associated with your business. Refer to Items 4(B)(8) and 5(A)(4) of Form 20-F.

Management, page 20

30. Please include all the information required by Item 6(A) of Form 20-F.

Conflicts of Interest, page 21

31. Please disclose whether your sole officer and director intends to devote time to projects that will be in direct competition with your proposed business plan.

Selling Shareholders, page 24

32. Please tell us whether selling shareholders with the same last name are related. If so, please tell us how you determined beneficial ownership of shares held by related persons. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (February 14, 1966). If appropriate, please revise the table to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder. Provide similar revisions to the beneficial ownership table on page 23.

33. Please tell us whether the 6 million shares beneficially owned by Oliver Xing prior to the offering includes the 1 million shares held by 1547698 Ontario Limited and the 3 million shares held by Earlybird Capital Corp. If not, please revise the table to include those shares as shares beneficially owned by Mr. Xing, in addition to the beneficial ownership currently presented.

34. Please include the addresses of each selling shareholder. Please refer to Item 9(D) of Form 20-F.

35. Please provide the number of your U.S. holders and the corresponding percentage of outstanding shared held by them. Refer to Item 7(A)(2) of Form 20-F.

Description of Securities, page 26

36. Please provide the information required by Item 10(B) of Form 20-F, relating to provisions in your memorandum and articles of association. You should discuss all

material terms of your articles of incorporation, bylaws and applicable laws that may affect the rights and liabilities prospective shareholders.

Reports, page 26

37.   Please revise to indicate whether your annual accounts, auditors' reports and other information may be available in the U.S. for inspection by U.S. investors. Refer to Item 10(H) of Form 20-F. Additionally, state whether you are required to provide such information under Canadian law.

38.   We note your statement that you will not voluntarily send shareholders your annual report. We also note that you intend to create a website, www.ontariosolarcorp.com, for your business. Please disclose whether you will post copies of your reports on your website once it has been established.

Distributions, page 28

39.   Please make clear whether you will pay dividends to U.S. investors in a currency other than the U.S. dollar.

Backup Withholding and Information Reporting, page 29

40.   Please discuss whether you will assume responsibility for the withholding of any taxes. Refer to Item 10(E) of Form 20-F.

Special Tax Provisions, page 30

41.   We refer to your discussions under "Passive Foreign Investment Company" and "Foreign Personal Holding Company." Please make clear whether you will make assessments annually and notify shareholders of your determinations of whether you may be considered either type of business.

Disposition of Common Shares by Residents of Canada, page 33

42.   Please make clear whether you are considered a Canadian-controlled private corporation and if you will be liable to pay the 6 2/3% refundable taxes.

Holders Not Resident in Canada, page 34

43.   Please revise your discussion to make clear that you are not registered on an exchange and the resulting consequences.

Taxation of Dividends, page 35

44.   Please describe the material terms of the Canada-United States Income Tax Convention
        and state whether you have determined that U.S. shareholders will be entitled to the
        benefit of this treaty.

Where You Can Find More Information, page 35

45.   We note your reference to not being required to provide various types of information as a
        foreign private issuer. Please discuss whether you are required to disclose or provide
        such information in Canada.

Plan of Distribution; Terms of the Offering, page 36

46.   Please revise to include disclosure indicating that selling stockholders may be deemed
        statutory underwriters in the sale of your securities.

47.   We note that your common stock does not trade on an established market. Please revise
        to discuss the manner of determination of the offering price, including who established
        the price and the various factors considered in such determination. Refer to Item 9(A)(2)
        of Form 20-F.

48.   Please revise to briefly describe the liabilities for which you have agreed to indemnify the
        selling shareholders.

Financial Statements

Notes to Interim Financial Statements

2. Summary of Significant Accounting Policies, page F-6

49.   Please revise your disclosure to include a discussion of the revenue recognition policies,
        and any other significant accounting policies, that will be used by the company once
        operations commence.

3. Common Stock, page F-8

50.   We note your disclosure that none of your common shares had been issued as of
        December 31, 2009. Please tell us whether these shares have been issued subsequent to
        year end. In addition, please explain to us how you have determined that it would be
        appropriate to reflect these shares as issued and outstanding in your financial statements
        and throughout your document. Cite any relevant accounting literature in your response.
        In your response, please address whether the purchasers of common shares have the right
        to cancel their purchase and have the consideration paid to the company returned.

5. Related Party Transactions, page F-9

51.   Given that the company agreed to sell shares at $0.20 and $0.29 per share in December
        2009, explain to us how you determined it would be appropriate to value shares issued to
        your president and other related parties during October 2009 at $0.01 per share. Tell us
        what significant events transpired during November 2009 and December 2009 to cause
        the value of your shares to increase so substantially.

Part II – Information Not Required in Prospectus, page 52

Item 6. Indemnification of Directors and Officers, page 52

52.   We note your disclosure on page 23, which states that your by-laws contain
        indemnification provisions for your director and officer. Please disclose the information
        required by Item 702 of Regulation S-K.

Item 7. Recent Sales of Unregistered Securities, page 52

53.   Please revise to include all the information required by Item 701 of Regulation S-K,
        including the dates associated with each transaction referenced under this heading. We
        note the information detailed in note 3 to the financial statements should also be included
        under this item.

Item 9. Undertakings, page 53

54.   Please include the undertakings required by Item 512(h) of Regulation S-K.

Exhibit Index, page 56

Exhibit 8.1

55.   Please delete your reference to "certain" U.S. and Canadian tax matters or revise your
        discussion under the headings "United States Federal Income Tax Considerations" and
        "Canadian Federal Income Tax Considerations" to clarify which matters you are
        excluding.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz at (202) 551-3438 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Conrad C. Lysiak
    Via facsimile (509) 747-1770